SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Other Material Management Information(Voluntary Disclosure)

1. Title : Acquisition of LG Innotek’ s LCD Module business

2. Details :

•	LG Display Co., Ltd. decided to acquire LG Innotek’ s LCD module business in order to increase competitiveness and operating efficiency through stream lining the supply chain.

3. Decision(Confirmation) Date: February 25, 2010.

4. Other References Concerning the Investment Decisions

•	Expectation: Enhancing the profitability of mobile LCD business and improving the supply chain and customer correspondence.

•	Acquisition amount: KRW 81,000,000,000

•	Acquisition fee (KRW 139,400,000,000) of LG Innotek’s LCD business located in Yantai, China through newly set-up subsidiary not included.

It was approved by the Company’s management upon the Board’s approval of the transaction over certain amount specified in the relevant regulation by the Company and its affiliates

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 25, 2010	By:	/S/ ANTHONY MOON
(Signature)
	Name:	Anthony Moon
	Title:	Vice President / IR Department